Exhibit 99.50

BESPOKE CAPITAL ACQUISITION CORP.

FINANCIAL STATEMENTS

JULY 8, 2019 (DATE OF INCORPORATION)

TO DECEMBER 31, 2019

(EXPRESSED IN UNITED STATES DOLLARS)

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Bespoke Capital Acquisition Corp.

Opinion

We have audited the financial statements of Bespoke Capital Acquisition Corp., (the "Corporation"), which comprise the statement of financial position as at December 31, 2019 and the statements of operations and comprehensive loss, changes in shareholders' deficiency and cash flows for the period from July 8, 2019 (date of incorporations) to December 31, 2019, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2019, and its financial performance and its cash flows for the period then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Corporation in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Corporation's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Corporation or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Corporation's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Corporation's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Corporation to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Mark Jakovcic.

Chartered Professional Accountants

Licensed Public Accountants

March 24, 2020

Toronto, Ontario

Bespoke Capital Acquisition Corp.

Statement of Financial Position

(Expressed in United States Dollars)

As at December 31, 2019

ASSETS
Current assets	$4,182,004
Cash and cash equivalents
Prepaid expenses	141,647
4,323,651
Restricted cash and short-term investments held in escrow (note 5)	362,255,356
Total assets	$366,579,007

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities	$176,738
Accounts payable and accrued liabilities
Due to related party (note 11)	35,737
212,475
Deferred underwriters' commission (note 9)	13,500,000
Class A Restricted Voting Shares subject to redemption (note 6)	349,560,000
Warrant liability (note 7)	26,700,000
Total liabilities	389,972,475
Shareholders' deficiency	25,000
Share capital (note 8)
Deficit	(23,418,468)
Total shareholders' deficiency	(23,393,468)

Total liabilities and shareholders' deficiency	$366,579,007

Subsequent event (Note 14)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board:

“Mark Harms”, Director

“Robert Berner”, Director

Bespoke Capital Acquisition Corp.

Statement of Operations and Comprehensive Loss

(Expressed in United States Dollars)

From July 8, 2019 (Date of Incorporation) to December 31, 2019

Revenue	$2,255,356
Interest income

Expenses	20,377,039
Transaction costs (note 9)
Net unrealized loss on changes in the fair value of financial liabilities (notes 6 and 7)	4,260,000
General and administrative (note 10)	1,036,785
25,673,824
Net loss and comprehensive loss for the period	$(23,418,468)
Basic and diluted net loss per Class B share	$(3.24)
Weighted average number of Class B Shares outstanding (basic and diluted)	7,231,889

The accompanying notes are an integral part of these financial statements.

Bespoke Capital Acquisition Corp.

Statement of Cash Flows

(Expressed in United Stated Dollars)

From July 8, 2019 (Date of Incorporation) to December 31, 2019

Operating activities	$(23,418,468)
Net loss for the period
Non-cash items included in net loss and other adjustments:	20,377,039
Transaction costs associated with financing activities
Interest income accrued on cash held in escrow	(1,449,463)
Net unrealized loss on changes in the fair value of financial liabilities	4,260,000
Changes in non-cash working capital items:	(141,647)
Prepaid expenses
Accounts payable and accrued liabilities	176,738
Due to related party	35,737
Net cash used in operating activities	(160,064)

Investing activities	(360,000,000)
Investment in restricted cash and short-term investments held in escrow
Interest earned and received on cash held in escrow	(805,893)
Net cash used in investing activities	(360,805,893)

Financing activities	25,000
Proceeds from issuance of Class B Shares to Founders (note 8)
Proceeds from issuance of Warrants to Founders (note 7)	12,000,000
Proceeds from issuance of Class A Restricted Voting Units (note 6)	360,000,000
Transaction costs	(6,877,039)
Net cash provided by financing activities	365,147,961

Net change in cash and cash equivalents during the period	4,182,004
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$4,182,004

The accompanying notes are an integral part of these financial statements.

Bespoke Capital Acquisition Corp.

Statement of Changes in Shareholders' Deficiency

(Expressed in United States Dollars)

From July 8, 2019 (Date of Incorporation) to December 31, 2019

	Class B Shares
	Number	Amount	Deficit	Total
From Date of Incorporation on July 8, 2019	-	$-	$-	$-
Issuance of Class B Shares to Sponsor in connection with organization of the Corporation (note 8)	1	10	-	10
Issuance of Class B Shares to Founders (notes 1 and 8)	10,062,499	24,990	-	24,990
Forfeiture of Class B Shares from Founders (note 8)	(1,062,500)	-	-	-
Net loss and comprehensive loss for the period	-	-	(23,418,468)	(23,418,468)
Balance, December 31, 2019	9,000,000	$25,000	$(23,418,468)	$(23,393,468)

The accompanying notes are an integral part of these financial statements.

Bespoke Capital Acquisition Corp.

Notes to Financial Statements

From July 8, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

1.      Organization and nature of operations

Bespoke Capital Acquisition Corp. ( “BCAC” or the “Corporation”) is a special purpose acquisition corporation which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Acquisition”). The Corporation was formed for the purpose of effecting an acquisition of one or more businesses within a specified 18 months from August 15, 2019 (the “Closing Date”) (or 21 months from the Closing Date if the Corporation has executed a definitive agreement for a Qualifying Acquisition within 18 months from the Closing Date but have not completed a Qualifying Acquisition within such 18-month period) (the “Permitted Timeline”). The Corporation intends to identify and execute on a Qualifying Acquisition by leveraging its network to find attractive investment opportunities as it seeks to acquire several complementary companies as part of its Qualifying Acquisition to form a leading vertically integrated international cannabis company, with a "land to brand" strategy and global reach.

The Corporation was incorporated on July 8, 2019 under the Business Corporations Act (British Columbia), and is domiciled in Canada. The registered office of the Corporation is located at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada. The Corporation’s head office is located at 20 Balderton Street, 8th Floor, London, United Kingdom, W1K 6TL.

On August 15, 2019, the Corporation completed its initial public offering (the “Offering”) of 35,000,000 Class A Restricted Voting Units at $10.00 per Class A Restricted Voting Unit. On September 13, 2019, the underwriters partially exercised their over- allotment option (the "Over- Allotment Option") to purchase an additional 1,000,000 Class A Restricted Voting Units, at a price of $10.00 per unit. As a result of the exercise of the Over-Allotment Option, an aggregate of 36,000,000 Class A Restricted Voting Units were issued.

Each Class A Restricted Voting Unit is comprised of a Class A restricted voting share (a “Class A Restricted Voting Share”) and one-half of a share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to purchase one Class A Restricted Voting Share for a purchase price of $ 11.50, commencing sixty-five (65) days after the completion of a Qualifying Acquisition and will expire on the day that is five years after the Closing Date of a Qualifying Acquisition or earlier.

The Class A Restricted Voting Units commenced trading on August 15, 2019 on the Toronto Stock Exchange (the “Exchange”) under the symbol “BC.V”. and separated into Class A Restricted Voting Shares and the Warrants on September 24th, 2019, under the symbols “BC.U” and “BC.WT.U”, respectively. The Class B Shares (as defined below) will not be listed prior to a Qualifying Acquisition. Prior to any Qualifying Acquisition, the Class A Restricted Voting Shares may only be redeemed upon certain events. Class A Restricted Voting Shares will be redeemable for a pro-rata portion of the amount then held in the escrow account, net of taxes payable and other prescribed amounts.

The sponsor of BCAC is Bespoke Sponsor Capital LP (the “Sponsor”). The Sponsor is indirectly controlled by Bespoke Capital Partners, LLC, a private equity firm founded by certain of the Corporation’s directors. Concurrent with the Closing Date, the Sponsor purchased 12,000,000 Warrants (the “Founder’s Warrants”) at an offering price of $1.00 per Founder’s Warrants for aggregate proceeds of $12,000,000. The Sponsor owns 9,000,000 Class B Shares (also referred to as “Founder’s Shares”), representing a 100% interest in the Class B Shares and approximately 20% of the total Class A Restricted Voting Shares and Class B Shares. The Sponsor’s position in BCAC was acquired for investment purposes. The holder of the Founder’s Shares and Founder’s Warrants have no access to the escrow account prior to or following the Closing Date of a Qualifying Acquisition in respect of such securities. If the Corporation fails to complete a Qualifying Acquisition within the Permitted Timeline or seek an extension to the Permitted Timeline, the Sponsor will be entitled to redeem any Class A Restricted Voting Shares it is holding as a result of any purchases pursuant to or following this Offering.

Bespoke Capital Acquisition Corp.

Notes to Financial Statements

From July 8, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

The proceeds of $360,000,000 from the Offering and the Over-Allotment Option (together with any accumulated interest earned and received therein, the “Escrow Funds”) are placed in trust with TSX Trust Company, as “Escrow Agent”, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law, none of the Escrow Funds in the Escrow Account will be released from the Escrow Account until the earliest of: (i) the Closing Date by the Corporation of a Qualifying Acquisition within the “Permitted Timeline”; (ii) a redemption (on the Closing Date of a Qualifying Acquisition or on an extension of the Permitted Timeline, each as provided in the Final Prospectus by holders of, or an automatic redemption of, Class A Restricted Voting Shares; (iii) a Winding-Up. Proceeds held in the escrow account may also be used to satisfy the requirement of the Corporation to pay taxes on the interest or certain other amounts earned on the escrowed funds and for payment of certain expenses.

The escrowed funds will be held following the Closing Date to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Acquisition or an extension to the Permitted Timeline, or in the event a Qualifying Acquisition does not occur within the Permitted Timeline), (ii) fund the Qualifying Acquisition with the net proceeds following payment of any such redemptions and deferred underwriting commission, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned thereon, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the (i) the Underwriters the portion of the Deferred Underwriting Commission provided in the Underwriting Agreement (in an amount equal to $11,700,000) and (ii) the Discretionary Deferred Portion (in an amount equal to $1,800,000) to such person(s) as is designated by the Corporation, all in accordance with the terms of the Underwriting Agreement. The Discretionary Deferred Portion will be payable only at the Corporation’s sole discretion, in whole or in part, and only upon completion of its Qualifying Acquisition, in accordance with the terms of the Underwriting Agreement.

In connection with the Closing Date of a Qualifying Acquisition within the Permitted Timeline, holders of Class A Restricted Voting Shares will be provided with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding.

If the Corporation is unable to consummate a Qualifying Acquisition within the Permitted Timeline the Corporation will be required to redeem each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned from the proceeds in the escrow account to pay actual and expected Winding-Up expenses and certain other related costs, each as reasonably determined by the Corporation. The Underwriters will have no right to the deferred underwriting commission held in the escrow account in such circumstances.

Bespoke Capital Acquisition Corp.

Notes to Financial Statements

From July 8, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

Such Permitted Timeline, however, could be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, with approval by the Corporation’s board of directors. If such approvals are obtained, holders of Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the extension of the Permitted Timeline, would be permitted to deposit all or a portion of their shares for redemption prior to the second business day before the shareholders’ meeting in respect of the extension. Upon the requisite approval of the extension of the Permitted Timeline, and subject to applicable law, the Corporation will be required to redeem such Class A Restricted Voting Shares so deposited at an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time of the meeting in respect of the extension, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation. For greater certainty, such amount will not be reduced by the deferred underwriting commission per Class A Restricted Voting Share held in the escrow account.

Consummation of a Qualifying Acquisition will require approval by a majority of the Corporation's directors unrelated to a Qualifying Acquisition, acceptance by the Toronto Stock Exchange and, where required under applicable law, shareholder approval. If the Corporation is unable to consummate a Qualifying Acquisition within the permitted timeline, the Corporation will be required to redeem each of the outstanding Class A Restricted Voting Shares for an amount per share as set out in the Corporation's articles.

2.      Basis of presentation

These Financial Statements of the Corporation as at December 31, 2019 and for the period from July 8, 2019 (date of incorporation) to December 31, 2019 (the “ Financial Statements”) have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and with interpretations of the International Financial Reporting Interpretations Committee which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Chartered Professional Accountants of Canada Handbook – Accounting, as applicable to the preparation of financial statements. These Financial Statements have been prepared with the assumption that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Financial Statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Corporation be unable to continue operations. These Financial Statements were authorized for issuance by the Board of Directors on March 24, 2020.

These Financial Statements of the Corporation have been prepared on a historical cost basis except for the carrying value of Class A Restricted Voting Shares subject to redemption and the warrant liability which are measured at fair value at each reporting date. The Corporation’s functional and presentation currency is the U.S. dollar.

The Corporation does not believe that any recently issued, but not yet effective accounting standards if currently adopted would have a material effect on the accompanying Financial Statements.

Bespoke Capital Acquisition Corp.

Notes to Financial Statements

From July 8, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

3.      Summary of significant accounting policies

Significant Accounting Judgments, Estimates and Assumptions

The preparation of these Financial Statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities. The estimates and associated assumptions are based on anticipations and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and liabilities are recognized when the Corporation becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Corporation has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

i)       Financial assets

The Corporation classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income (OCI) or through profit or loss); and
•	those to be measured at amortized cost.

The classification depends on the Corporation’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are either recorded in profit or loss or OCI. At present, the Corporation classifies all financial assets as held at amortized cost. Cash, prepaid expenses and short-term investments held in escrow are classified as financial assets.

Measurement

At initial recognition, the Corporation measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Financial assets are considered in their entirety when determining whether their cash flows are solely payment of principal and interest. Subsequent measurement of financial assets depends on their classification. There are three measurement categories under which the Corporation classifies its financial assets:

•	Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included as finance income using the effective interest rate method.

Bespoke Capital Acquisition Corp.

Notes to Financial Statements

From July 8, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

•	Fair value through OCI (FVOCI): Debt instruments that are held for collection of contractual cash flows and for selling the debt instruments, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains and losses, interest revenue, and foreign exchange gains and losses which are recognized in profit or loss. When the debt instrument is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains (losses). Interest income from these debt instruments is included as finance income using the effective interest rate method.

•	Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on an investment that is subsequently measured at FVTPL is recognized in profit or loss and presented net as revenue in the statement of loss and comprehensive loss in the period in which it arises.

ii)       Financial liabilities

A financial liability is classified as at FVTPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows: where the Corporation optionally designates financial liabilities at FVTPL the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and the remaining amount of the change in the fair value is presented in profit or loss. The Corporation does not designate any financial liabilities at FVTPL.

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

The Corporation’s financial liabilities consist of accounts payable and accrued liabilities, due to related party and deferred underwriters’ commission, which are classified and subsequently measured at amortized cost. In addition, the Corporation’s financial liabilities also include Class A Restricted Voting Share subject to redemption and warrant liability which are classified and subsequently measured at FVTPL.

Impairment

Financial assets

Financial assets not carried at fair value through profit or loss are subject to the expected credit loss model. While cash and cash equivalents and investments in Treasury Bills are also subject to impairment requirements under IFRS 9, the identified impairment loss was immaterial.

Income taxes

The Corporation follows the balance sheet liability method to provide for income taxes on all transactions recorded in its financial statements. The balance sheet liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference and for unused tax losses and unused tax credits, as applicable, at rates expected to be in effect when the asset is realized, or the liability is settled.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in net income or loss in the period that includes the substantive enactment date. Deferred income tax assets are recognized to the extent that it is probable that the assets can be recovered.

Bespoke Capital Acquisition Corp.

Notes to Financial Statements

From July 8, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Qualifying Acquisition, the underlying structure of a Qualifying Acquisition, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Qualifying Acquisition differ significantly from estimates made, the ability of the Corporation to realize a deferred income tax asset could be materially impacted.

Earnings (loss) per share

Basic earnings or loss per share is computed by dividing the net earnings or loss attributable to shareholders by the weighted average number of shares outstanding during the period, excluding Class A Restricted Voting Shares subject to redemption. Diluted earnings or loss per share, where applicable, is calculated by adjusting the weighted average number of shares outstanding for dilutive instruments by applying the treasury stock method.

4.      Critical accounting judgments, estimates and assumptions

Fair Value of Financial Instruments

Certain financial instruments are recorded in the Corporation’s statement of financial position at values that are representative of or approximate their fair value. The fair value of a financial instrument that is traded in active markets at each reporting date is determined by reference to its quoted market price. If the financial instrument does not trade on an active market, the Corporation will use an option-pricing model to measure the fair value of the financial instrument. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the financial instrument. Changes in the underlying trading value or estimates may significantly affect the amount of net income or loss for a particular period. Furthermore, the quoted market price or option price of a financial liability may not be equal to the amount that the Corporation may have to pay in settlement of the underlying obligation, should such obligation become immediately payable. The Corporation reviews assumptions relating to financial instruments on an ongoing basis to ensure that the basis for determination of fair value is appropriate.

Warrant Valuations

Pursuant to the Corporation’s Offering of Class A Restricted Voting Units, the Corporation issued Warrants. The Corporation has also issued the Founders Warrants. Estimating the fair value of warrants requires determining the most appropriate valuation model that is dependent on the terms and conditions of the Warrant. To the extent a quoted market value is not available, the Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the option- pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the Warrant. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Bespoke Capital Acquisition Corp.

Notes to Financial Statements

From July 8,   2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

5.       Restricted cash and short-term investments held in escrow

As at December 31, 2019

Investment in 6-month United States Treasury Bills due February 20, 2020(i)	$179,999,687
Investment in 3-month United States Treasury Bills due February 20, 2020(i)	180,804,931
Accrued Interest	1,449,463
Cash	1,275
Restricted cash and short-term investments held in escrow	$362,255,356

(i) Upon maturity, the Treasury Bills were reinvested and have a maturity of May 14, 2020.

6.      Class A restricted voting shares subject to redemption Authorized

The Corporation is authorized to issue an unlimited number of Class A Restricted Voting Shares prior to the Closing Date of a Qualifying Acquisition. Following Closing Date of a Qualifying Acquisition, the Corporation will not issue any Class A Restricted Voting Shares. The holders of Class A Restricted Voting Shares have no preemptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

The Class A Restricted Voting Shares may be considered “restricted securities” within the meaning of such term under applicable Canadian securities laws. Prior to the completion of a Qualifying Acquisition, holders of the Class A Restricted Voting Shares would not be entitled to vote at (or receive notice of or meeting materials in connection with) meetings held only to consider the election and/or removal of directors and auditors. The holders of the Class A Restricted Voting Shares would, however, be entitled to vote on and receive notice of meetings on all other matters requiring shareholder approval (including the proposed Qualifying Acquisition, if required under applicable law, and any proposed extension to the Permitted Timeline) other than the election and/or removal of directors and auditors prior to Closing Date of a Qualifying Acquisition. In lieu of holding an annual meeting prior to the Closing Date of a Qualifying Acquisition, the Corporation is required to provide an annual update on the status of identifying and securing a Qualifying Acquisition by way of a press release.

Redemption rights

If BCAC is unable to consummate a Qualifying Acquisition within the Permitted Timeline, BCAC will be required to redeem as promptly as reasonably possible, on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline), each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrow funds available in the escrow account including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned from the proceeds in the escrow account to pay actual and expected Winding-Up expenses and certain other related costs, each as reasonably determined by the Corporation. Upon such redemption, the rights of holders of Class A Restricted Voting Shares as shareholders will be completely extinguished (including the right to receive further liquidation distributions, if any), subject to applicable law.

Bespoke Capital Acquisition Corp.

Notes to Financial Statements

From July 8, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

Fair value of Class A restricted voting shares subject to redemption

The redemption rights embedded in the terms of the Corporation’s Class A Restricted Voting Shares are considered by the Corporation to be outside of the Corporation’s control and subject to uncertain future events. Accordingly, the Corporation has classified its “Class A Restricted Voting Shares subject to redemption” as financial liabilities at FVTPL.

Fair value of Class A restricted voting shares subject to redemption - issued and outstanding

	Number	Amount
From Date of Incorporation on July 8, 2019	-	$-
Issuance of Class A Restricted Voting Shares pursuant to the Offering	35,000,000	350,000,000
Issuance of Class A Restricted Voting Shares pursuant to exercise of the over-allotment option	1,000,000	10,000,000
Adjusted for:
Allocation of proceeds received pursuant to the Offering and exercise of the over-allotment option attributable to Warrants		(13,500,000)
Fair value adjustment		3,060,000
Balance, December 31, 2019	36,000,000	$349,560,000

The fair value of the Corporation’s Class A restricted voting shares is $349,560,000 as the Class A Restricted Voting Shares bid price on December 31, 2019 was $9.710.

7.      Warrant liability

As at December 31, 2019, the Corporation had 30,000,000 Warrants issued and outstanding, comprised of 18,000,000 Warrants forming part of the Class A Restricted Voting Units and 12,000,000 Founders’ Warrants issued to the Sponsor.

All Warrants will become exercisable only commencing 65 days after the completion of a Qualifying Acquisition. At the Closing Date of a Qualifying Acquisition, each whole Warrant entitles the holder thereof to purchase one Class A Restricted Voting Share at an exercise price of $11.50, subject to anti-dilution adjustments.

The Warrants would become exercisable only commencing 65 days after the completion of a Qualifying Acquisition, at which time, as the remaining Class A Restricted Voting Shares would have been automatically converted into Common Shares, each whole Warrant would be exercisable for one Common Share. Once the Warrants become exercisable, the Corporation may accelerate the expiry date of the outstanding Warrants (excluding the Founder’s Warrants but only to the extent still held by our Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by our Sponsor of material undisclosed information which could limit their dealings in such securities) by providing 30 days’ notice, if and only if, the Closing Date price of the Common Shares equals or exceeds $18.00 per Common Share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30-trading day period. The exercise price and number of shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend or our recapitalization, reorganization, merger or consolidation. The Warrants will not, however, be adjusted for issuances of shares at a price below their respective exercise prices.

Bespoke Capital Acquisition Corp.

Notes to Financial Statements

From July 8, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

Restrictions on Transfer of Founders’ Warrants

At the Closing Date, the Sponsor has agreed pursuant an Exchange Agreement and Undertaking not to transfer any of its Founder’s Shares or Founder’s Warrants until after the Closing Date of a Qualifying Acquisition, in each case other than transfers required due to the structuring of a Qualifying Acquisition or unless otherwise permitted by the Exchange.

Fair value of Warrants

As the number of Shares to be issued by the Corporation upon a cashless exercise of the Warrants is variable, the Warrants fail the "fixed-for-fixed" criteria for equity classification and have been classified as derivative liabilities measured at FVTPL. The Corporation applies a market price and an option-pricing model to measure the fair value of the Warrants issued.

Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrants. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Warrants - Issued and Outstanding

	Number	Amount
From Date of Incorporation on July 8, 2019	-	$-
Warrants issued in connection with:
Issuance to Founders	12,000,000	12,000,000
Issuance of Class A Restricted Voting Units pursuant to the Offering	17,500,000	13,125,000
Issuance of Class A Restricted Voting Shares pursuant to exercise of the over-allotment option	500,000	375,000
Adjusted for:
Fair value adjustment		1,200,000
Balance, December 31, 2019	30,000,000	$26,700,000

As Founder’s warrants are not listed, the Corporation used an option pricing model to determine the fair value of these warrants as at December 31, 2019.

8.      Share Capital

Class B Shares

The Corporation is authorized to issue an unlimited number of Class B Shares. The holders of Class B Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

The holders of the Class B Shares are entitled to vote on and receive notice of meetings on all matters requiring shareholder approval (including approval of a Qualifying Acquisition if otherwise required under applicable law) other than the extension to the Permitted Timeline.

Bespoke Capital Acquisition Corp.

Notes to Financial Statements

From July 8, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

Redemption rights

The Class B Shares (or the Proportionate Voting Shares into which the Class B Shares are convertible) will not have any access to, or benefit from, the proceeds in the escrow account, and the Class B Shares (or the Proportionate Voting Shares into which the Class B Shares are convertible) will not possess any redemption rights.

Restrictions on transfer, assignment or sale of Founders' Shares

The Sponsor has agreed pursuant to an Exchange Agreement and Undertaking not to transfer any of its Founder’s Shares or Founder’s Warrants until after the Closing Date of a Qualifying Acquisition, in each case other than transfers required due to the structuring of a Qualifying Acquisition or unless otherwise permitted by the Exchange. Any Class A Restricted Voting Shares purchased by our Sponsor would not be subject to the restrictions set out in the Exchange Agreement and Undertaking.

The Sponsor’s Post-Qualifying Acquisition Shares or the Proportionate Voting Shares into which the Founder’s Shares are convertible would likely be subject to escrow under the Exchange’s rules following the Closing Date of a Qualifying Acquisition. The Founder’s Shares purchased by the Sponsor and the Founder’s Warrants purchased by the Sponsor, will not be subject to forfeiture based on performance.

Class B Shares - Issued and Outstanding

	Number	Amount
From Date of Incorporation on July 8, 2019	-	$-
Issuance of Class B Shares in connection with organization of the Corporation(1)	1	10
Issuance of Class B Shares to Founders	10,062,499	24,990
Forfeiture of Class B Shares to Founders(2)	(1,062,500)	-
Balance, December 31, 2019	9,000,000	$25,000

(1) On July 8, 2019, in connection with the organization of the Corporation, the Corporation issued 1 Class B Share in exchange for proceeds of $10, of which 1 Class B Share is owned by the Sponsor.

(2) 1,062,500 of Class B Shares issued to Founders were relinquishable without compensation as a result of the over-allotment option was exercised.

Proportionate Voting Shares

Prior to the Closing Date, the Corporation is authorized to issue an unlimited number of Proportionate Voting Shares without nominal or par value. Prior to the Closing Date of a Qualifying Acquisition, the Corporation will not issue any Proportionate Voting Shares. On or immediately following the completion of a Qualifying Acquisition, the Class B Shares will be automatically converted on a 100 for 1 basis into new Proportionate Voting Shares of the Corporation as set forth in the notice of articles and articles of Corporation.

Bespoke Capital Acquisition Corp.

Notes to Financial Statements

From July 8, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

9.      Transaction costs

Transaction costs consisted principally of legal, accounting, underwriting and travel costs incurred through to the date of the statement of financial position that were directly related to the Offering. Transaction costs incurred amounted to $20,377,039 (including $19,800,000 in underwriters’ commission of which $13,500,000 was deferred and payable only upon completion of a Qualifying Acquisition). Transaction costs were expensed to the statement of operations. Transaction costs associated with the issuance of Class B shares were insignificant.

Transaction costs incurred from Date of Incorporation on July 8, 2019 to December 31, 2019 were allocated as follows:

Total
Underwriter's commission	$6,300,000
Deferred underwriter's commission	13,500,000
Professional fees (legal, accounting, etc.)	331,492
Sponsor out-of-pocket expenditures	245,547
$20,377,039

Underwriter's commission

In consideration for its services in connection with the Offering, the Corporation agreed to pay the underwriters a commission equal to 5.5% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $6,300,000, representing $0.175 per Class A Restricted Voting Unit to the underwriter upon Closing Date of the Offering. Upon completion of a Qualifying Acquisition, the remaining $13,500,000 (representing $0.375 per Class A Restricted Voting Unit), $11,700,000 of which will be payable by the Corporation to the underwriter only upon the Closing Date of a Qualifying Acquisition (subject to availability, failing which any short fall would be required to be made up from other sources) and the remaining $1,800,000 of which (or, if a lessor amount, the balance of the non-redeemed shares' portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) at the Corporation’s sole discretion, in whole or in part, as the Corporation sees fit, for payment to parties of the Corporation’s choosing.

10.    General and administrative expenses

From July 8, 2019 (Date of Incorporation) to December 31, 2019

Public company filing and listing costs	$191,511
Professional fees (marketing, recruitment, diligence, etc.)	558,866
Insurance	88,965
General office expenses (travel, service agreement, phone, internet etc.)	206,443
$1,036,785

Bespoke Capital Acquisition Corp.

Notes to Financial Statements

From July 8, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

11.    Related party transactions

The Corporation has entered into an administrative services agreement with the Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect a Qualifying Acquisition. The Corporation has agreed to pay $10,000 per month, plus applicable taxes for such services. As at December 31, 2019, the Corporation paid $45,161 in respect of these services.

The Corporation incurred $ 160,668 for out-of-pocket expenses paid on behalf of the Corporation by the Corporation's Chairman, Chief Executive Officer and Directors with respect to a Qualifying Acquisition, of which $35,757 is included in accounts payable as at December 31, 2019.

12.    Capital management

(a) The Corporation defines the capital that it manages as its shareholders’ deficiency, net of its Class A Restricted Voting Shares subject to redemption and warrant liability. The following table summarizes the carrying value of the Corporation’s capital as at December 31, 2019:

Shareholders' deficiency	$(23,393,468)
Class A Restricted Voting Shares subject to redemption	349,560,000
Warrant liability	26,700,000
Balance, December 31, 2019	$352,866,532

The Corporation’s primary objective in managing capital is to ensure capital preservation in order to benefit from acquisition opportunities as they arise.

(b) Liquidity

As at December 31, 2019, the Corporation had $4,182,004 in cash and cash equivalents. The Corporation expects to incur significant costs in pursuit of its acquisition plans.

To the extent that the Corporation requires additional funding for general ongoing expenses or in connection with a Qualifying Acquisition, the Corporation may seek funding by way of unsecured loans from our Sponsor and/or its affiliates, which loans must be on reasonable commercial terms. The lender under the loans would not have recourse against the funds held in the escrow account, and thus the loans will not reduce the value thereof. Such loans will collectively be subject to a maximum aggregate principal amount equal to 10% of the escrowed funds. Such loans may be repayable in cash or be convertible into shares and/or Warrants, however no such repayment or conversion shall occur prior to the Closing Date of a Qualifying Acquisition. The Corporation will not obtain any other form of debt financing except: (i) in the ordinary course for short term trade, accounts payable and general ongoing expenses; or (ii) contemporaneous with, or after, the completion of a Qualifying Acquisition.

Otherwise, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable Exchange rules.

Bespoke Capital Acquisition Corp.

Notes to Financial Statements

From July 8, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

13.    Financial instruments

Fair value measurements

The following table summarizes those assets and liabilities that are included at their fair values in the Corporation’s statement of financial position as at December 31, 2019, or those assets and liabilities for which fair value is otherwise disclosed in the accompanying notes to the Financial Statements. These assets and liabilities have been categorized into hierarchal levels, according to the significance of the inputs used in determining fair value measurements.

	Carrying
	value as at	Fair value as at December 31, 2019
	December 31,
	2019	Level 1	Level 2	Level 3
	$	$	$	$
Financial Assets
Restricted cash and short-term investments held in escrow	362,255,356	362,255,356	-	-

Financial Liabilities
Class A Restricted Voting Shares
subject to redemption	349,560,000	349,560,000	-	-
Warrant liability	26,700,000	13,500,000	-	13,200,000

The Corporation is exposed to financial risks due to the nature of its business and the financial assets and liabilities that it holds. The Corporation’s overall risk management strategy seeks to minimize potential adverse effects of the Corporation’s financial performance.

Market risk

Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to fair value risk in respect of its Class A Restricted Voting Shares subject to redemption and warrant liability, which are carried in the Corporation’s Financial Statements at their fair value. A 1% increase in the fair value of Class A Restricted Voting Shares and warrant liability would result in approximately $4 million change in its value.

Interest rate risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Due to the fixed interest rate on the Corporation's restricted cash and short-term balance held in escrow, its exposure to interest rate risk is nominal.

Bespoke Capital Acquisition Corp.

Notes to Financial Statements

From July 8, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

Currency risk

Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation’s presentation currency of the United States dollar. The Corporation does not currently have any exposure to currency risk as the Corporation does not materially transact in any currency other than the United States dollar.

14.    Subsequent event

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self- imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation in future periods.